(As filed on October 26, 2001)

                                                                File No. 70-9959

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            --------------------------------------------------------

                                   FORM U-1/A

                                 Amendment No. 1
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            ---------------------------------------------------------

                            NATIONAL FUEL GAS COMPANY
                        HORIZON ENERGY DEVELOPMENT, INC.
               HORIZON ENERGY HOLDINGS, INC. AND ITS SUBSIDIARIES
                               10 Lafayette Square
                             Buffalo, New York 14203

           (Names of companies filing this statement and addresses of principal executive offices)

              -----------------------------------------------------

                            NATIONAL FUEL GAS COMPANY

                 (Name of top registered holding company parent)

              -----------------------------------------------------

                          Philip C. Ackerman, President
                            National Fuel Gas Company
                               10 Lafayette Square
                             Buffalo, New York 14203

                     (Name and address of agent for service)

             ------------------------------------------------------

                The Commission is requested to send copies of all
              notices, orders and communications in connection with
                       this Application or Declaration to:

 Ronald J. Tanski, Secretary and Treasurer     Michael F. Fitzpatrick, Jr., Esq.
 Horizon Energy Development, Inc.              Thelen Reid & Priest LLP
 10 Lafayette Square                           40 West 57th Street
 Buffalo, New York  14203                      New York, New York 10019

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

ITEM 1.    DESCRIPTION OF PROPOSED TRANSACTION.................................1
     1.1   Background Information..............................................1
     1.2   Current Authorization...............................................2
     1.3   Summary of Requested Approvals......................................3
     1.4   Development Activities..............................................4
     1.5   Intermediate Subsidiaries...........................................4
     1.6   Sales of Services and Goods Among Horizon and its Subsidiaries......5
     1.7   Guarantees..........................................................6
     1.8   Loans to Partially Owned Subsidiaries...............................6
     1.9   Subsequent Reorganizations and Changes in Capital Stock of
           Subsidiaries........................................................6
     1.10  Energy Project Services.............................................7
     1.11  Payment of Dividends Out of Capital and Unearned Surplus and
           Reacquisition of Securities.........................................8
     1.12  Certificates of Notification........................................9

ITEM 2.    FEES, COMMISSIONS AND EXPENSES......................................9

ITEM 3.    APPLICABLE STATUTORY PROVISIONS....................................10
     3.1   General............................................................10
     3.2   Compliance with Rules 53 and 54....................................10

ITEM 4.    REGULATORY APPROVALS...............................................11

ITEM 5.    PROCEDURE..........................................................11

ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS..................................11
     A.    Exhibits...........................................................11
     B.    Financial Statements...............................................12

ITEM 7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS............................12


                                       i

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          The Application or Declaration filed in this proceeding on August 27,
2001 is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          ------------------------------------

          1.1   Background Information. National Fuel Gas Company ("National")
                ----------------------
is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Its wholly-owned gas utility subsidiary, National Fuel Gas Distribution Corporation ("Distribution"), distributes gas at retail to approximately 735,000 residential, commercial and industrial customers (including transportation-only customers) in portions of western New York and western Pennsylvania. Horizon Energy Development, Inc. ("Horizon"), a wholly-owned non-utility subsidiary of National, directly and through subsidiaries of its own, develops and manages investments in "exempt wholesale generators" ("EWGs"), as defined in Section 32 of the Act, and "foreign utility companies" ("FUCOs"), as defined in Section 33 of the Act, and provides consulting and operations services to third parties in connection with domestic and foreign energy projects.

          Horizon directly owns all of the issued and outstanding common stock of one subsidiary, Horizon Energy Holdings, Inc. ("Holdings"). Holdings, in turn, directly owns all of the equity securities of one active subsidiary, Horizon Energy Development B.V. ("Development B.V."), a company formed under the laws of the Cayman Islands, and indirectly through Development B.V., all of the equity securities of Horizon Energy Development s.r.o. ("Energy Development") and Power Development s.r.o. ("Power Development"), which were formed under the laws of the Czech Republic. Holdings, Development B.V., Energy Development and Power Development are "Intermediate Subsidiaries" within the meaning of the Commission's order, dated August 29, 1995 ("1995 Order"),1 which is discussed in Item 1.2, below, and are herein referred to collectively as the "Existing Intermediate Subsidiaries." Through the Existing Intermediate Subsidiaries, Horizon currently holds interests in three different FUCOs that own or operate or are developing generating facilities in the Czech Republic. These include an 85.163% interest in United Energy, a.s. ("UE"), which owns and operates a 236 MW coal-fired electric generating station. UE in turn owns 70% of the capital stock of Teplarna Liberec, a.s., which owns and operates a 12 MW steam powered electric generation facility. Horizon indirectly owns 100% of the capital stock of Teplarna Kromeriz, a.s., which is developing a 38 MW generating facility.

          National also directly owns all of the outstanding common stock of Horizon Power, Inc., an EWG, which in turn owns a 50% interest in each of three other EWGs: (a) Seneca Energy II, LLC, which generates approximately 11 MW of electricity from methane gas obtained from a landfill located in Waterloo, New York; (b) Model City Energy, LLC, which is developing a facility capable of generating 5.5 MW of electricity from methane gas obtained from a landfill located in Model City, New York; and (c) Energy Systems North East, LLC, which is capable of generating approximately 80 MW of electricity from natural gas. Currently, National's "aggregate investment" in FUCOs and EWGs is approximately


-------------------

1    Holding Co. Act Release No. 26364.

$113,500,000, or about 19.44% of National's "consolidated retained earnings," as defined in Rule 53, for the four quarters ended June 30, 2001 ($583,737,000).

          As used herein, the term "Non-Exempt Subsidiaries" is intended to refer collectively to the Intermediate Subsidiaries (including both the Existing Intermediate Subsidiaries and any additional Intermediate Subsidiaries that may be formed pursuant to the authority that is sought in this proceeding), and any other direct or indirect non-exempt subsidiaries of Horizon that may be formed or acquired pursuant to Rule 58 ("Rule 58 Subsidiaries") or pursuant to any authorization obtained by Horizon in any separate proceeding ("Authorized Subsidiaries").2 The term "Applicants" means National, Horizon and the Non-Exempt Subsidiaries.

          1.2   Current Authorization. Under the 1995 Order, National and
                ---------------------
Horizon are authorized to engage in various transactions through the period ending December 31, 2001, relating to potential investments in EWGs and FUCOs and related energy consulting activities. Specifically, the Commission authorized: (i) National to acquire the capital stock of Horizon and provide additional debt and equity capital to Horizon in an aggregate amount not to exceed $150 million; (ii) Horizon to invest up to $150 million at any time outstanding in preliminary development activities relating to investments in, and financing the acquisition of, EWGs and FUCOs and in preliminary development activities and administrative activities relating to "qualifying facilities" under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") (collectively, the "Project Activities"); (iii) National and Horizon to organize and acquire the securities of one or more new subsidiaries (defined as "Intermediate Subsidiaries") formed exclusively for the purpose of acquiring and holding the securities of one or more EWGs or FUCOs; (iv) Intermediate Subsidiaries to issue and sell debt and equity securities denominated in either U.S. or foreign currencies in order to finance investments in EWGs and FUCOs;
(v) National and Horizon to issue guarantees and assume liabilities in connection with investments in EWGs and FUCOs and Intermediate Subsidiaries, subject to the $150 million investment limitation; (vi) any subsidiary company of National to provide services to EWGs that derive no part of their income, directly or indirectly, from the generation of electric energy for sale in the Unites States, or FUCOs; and (vii) National and Horizon to provide consulting and operating services, at market prices, to unaffiliated third parties with respect to foreign and domestic energy related projects.

          Subsequently, by order dated March 20, 1998,3 the Commission authorized National to engage in a program of external financing and to utilize the proceeds of such financing to, among other things, make investments, directly or indirectly in EWGs and FUCOs, subject only to the limitations of Rule 53, and in "energy-related companies," as defined in Rule 58,4 subject to the limitations of that rule. The March 20, 1998 order states that such investment authority was intended to supersede the investment limitation contained in the 1995 Order. Also subsequent to the date of the 1995 Order, the


-------------------

2 With the exception of the four Existing Intermediate Subsidiaries identified above, Horizon does not currently have any other Non-Exempt Subsidiaries.

3    Holding Co. Act Release No. 26847.

4 Rule 58, which conditionally exempts acquisitions of companies engaged in, among other activities, the development, ownership and operation of "qualifying facilities" and the sale of technical, management, and other similar kinds of services and expertise developed in the course of utility operations, was promulgated subsequent to the 1995 Order.

Commission amended Rules 45(b) and 52, which the Applicants believe now exempt from Sections 6(a), 7 and 12(b), in most cases, the issuance of securities by Horizon and its non-utility subsidiaries and guarantees by these companies of securities of their subsidiary companies.

          1.3   Summary of Requested Approvals. The Applicants are now seeking
                ------------------------------
to extend and in certain respects modify the authorizations contained in the 1995 Order for the period through September 30, 2006 ("Authorization Period"). It is intended that the authorization granted in this proceeding will replace and supersede the authorizations of the Applicants under the 1995 Order, except with respect to any transactions that have been carried out in reliance upon the 1995 Order.

          Specifically, authority is requested herein for:

          (i) Horizon to engage in preliminary development activities ("Development Activities") relating to investments in EWGs and FUCOs ("Exempt Subsidiaries"), Rule 58 Subsidiaries, and Authorized Subsidiaries;

          (ii) National, Horizon or Intermediate Subsidiaries to acquire, directly or indirectly, the equity securities of one or more additional Intermediate Subsidiaries organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Exempt Subsidiaries, Rule 58 Subsidiaries, or Authorized Subsidiaries, provided that Intermediate Subsidiaries may also engage in Development Activities and provide Project Services (as described below) to other subsidiaries of Horizon;

          (iii) Horizon and any Intermediate Subsidiaries to provide administrative, operating, technical and management services ("Project Services") and sell goods to other subsidiary companies of Horizon at fair market prices, subject to certain limitations;

          (iv) Horizon and any Intermediate Subsidiaries to provide guarantees and other forms of credit support ("Guarantees") with respect to obligations of any other subsidiary companies of Horizon in an aggregate principal or nominal amount not to exceed $200 million at any one time outstanding, in addition to any guarantees that are exempt pursuant to Rule 45(b) and/or Rule 52;

          (v) National, Horizon and any Intermediate Subsidiaries to make loans to any other less than wholly-owned subsidiary of Horizon at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital;

          (vi) National, Horizon, and any Non-Exempt Subsidiaries to reorganize the ownership structure and change the terms of the authorized stock capitalization of Horizon or any Non-Exempt Subsidiaries, without further authorization of the Commission, provided that, if such subsidiary is less than wholly owned, all other shareholders consent to such change;

          (vii) Horizon or any Intermediate Subsidiary to provide energy project consulting services to unaffiliated third parties in both the United States and foreign countries; and

         (viii) Horizon and any Non-Exempt Subsidiaries to pay dividends out of capital and unearned surplus and/or acquire, retire or redeem securities issued to associate companies to the extent allowed under applicable law and the terms of any credit or security instruments to which they may be parties.

          1.4   Development Activities. The Development Activities undertaken
                ----------------------
by Horizon will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Any amounts expended by Horizon in connection with the Development Activities will be included in "aggregate investment" for purposes of Rule 53 at such time as those Development Activities culminate in an investment in any EWG or FUCO, but only to the extent that such expenditures were financed by National, either directly or through guarantees and other forms of credit support provided by National.

          1.5   Intermediate Subsidiaries. National, Horizon and Intermediate
                -------------------------
Subsidiaries propose to acquire, directly or indirectly, the securities of one or more additional Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more Exempt Subsidiaries, Rule 58 Subsidiaries, or other Authorized Subsidiaries, provided that Intermediate Subsidiaries may also engage in Development Activities and sell goods and services to other subsidiaries of Horizon, as described in
Item 1.6, below.

          An Intermediate Subsidiary may be organized, among other things,
(1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any Exempt Subsidiary, Rule 58 Subsidiary, or Authorized Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by National or Horizon and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit National's exposure to U.S. and foreign taxes; (7) to further insulate National and Distribution from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

          Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from the proceeds of financing by National, as authorized under the March 20, 1998 order or other future order or orders, and other available cash resources, including proceeds of securities sales by Horizon pursuant to Rule 52.

         1.6    Sales of Services and Goods Among Horizon and its
                -------------------------------------------------
Subsidiaries. The Project Services provided by Horizon or any Intermediate
------------
Subsidiary to other subsidiaries of Horizon will include ongoing personnel, accounting, engineering, operating, technical, legal, financial, and other support activities necessary to manage National's investments in Exempt Subsidiaries, Rule 58 Subsidiaries and other Authorized Subsidiaries. Horizon and Intermediate Subsidiaries request authorization to provide Project Services, and to sell goods, at fair market prices determined without regard to cost, and therefore request an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the company receiving such goods or services is:

          (i) A FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

          (ii) An EWG that sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser of such electricity is not Distribution;

          (iii) A "qualifying facility" that sells electricity exclusively
(a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

          (iv) A domestic EWG or "qualifying facility" that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not Distribution; or

          (v)   A Rule 58 Subsidiary or any other Authorized Subsidiary that
(a) is partially-owned by Horizon, provided that the ultimate purchaser of such goods or services is not Distribution (or any other entity within the National system whose activities and operations are primarily related to the provision of goods and services to Distribution), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to non-utility companies described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.5

          1.7   Guarantees. Horizon and Intermediate Subsidiaries request
                ----------
authority to provide guarantees and other forms of credit support to or on behalf of other subsidiaries of Horizon ("Guarantees") in an aggregate principal amount not to exceed $200 million outstanding at any one time, in addition to any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b), provided however, that the amount of any Guarantees in respect of obligations of any Rule 58 Subsidiaries shall also be subject to the limitations of Rule 58(a)(1). It is further proposed that the company providing any such credit support may charge its associate company a fee for each Guarantee provided on its behalf in an amount not to exceed the actual cost of the liquidity required to support such Guarantee (e.g., letter of credit fees, fees associated with back-up credit facilities, etc.).

          1.8.  Loans to Partially Owned Subsidiaries. The Applicants believe
                -------------------------------------
that, in almost all cases, the issuance of securities by Horizon and any Non-Exempt Subsidiary to finance their authorized businesses and to fund investments that are exempt under Sections 32 and 33 and Rule 58 will be exempt from Commission authorization pursuant to Rule 52(b). However, in order to be exempt under Rule 52(b), any note evidencing a borrowing by Horizon or any Non-Exempt Subsidiary from any associate company must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. It is proposed that in the limited circumstances in which a Non-Exempt Subsidiary making the borrowing is not wholly owned by Horizon, directly or indirectly, the interest rate charged on such loan may be designed to provide a return to the lending company of not less than its effective cost of capital.6 However, no such loans will be made to any partially-owned subsidiary if such subsidiary sells any services or goods to any other associate company in the National system, other than one that falls within one of the categories of companies to which goods and services may be sold on a basis other than "at cost," as described above in Item 1.6. Furthermore, in the event any such loans are made, the Applicants will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to such transaction.

          1.9   Subsequent Reorganizations and Changes in Capital Stock of
                ----------------------------------------------------------
Subsidiaries. The Applicants request approval to consolidate or otherwise
------------
reorganize all or any part of Horizon's direct and indirect ownership interests


-------------------

5 The five circumstances in which market based pricing would be allowed are substantially the same as those approved by the Commission in other cases. See Entergy Corporation, et al., Holding Co. Act Release No. 27039
     (June 22, 1999) and NiSource Inc., Holding Co. Act Release No. 27265
     (Nov. 1, 2000).

6 The Commission has granted similar authority to other registered holding companies. See e.g., Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999); NiSource, Inc., Holding Co. Act Release
     No. 27265 (Nov. 1, 2000).

in its various subsidiaries, and the activities and functions related to such investments, without further authorization of this Commission. To effect any such consolidation or other reorganization, National, Horizon or any Non-Exempt Subsidiary may either contribute the equity securities of one subsidiary to another subsidiary (including a newly formed Intermediate Subsidiary) or sell or distribute by dividend (or cause a subsidiary to sell or distribute by dividend) the equity securities or all or part of the assets of one subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or Rules thereunder,7 the Applicants hereby request authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries Horizon's ownership interests in existing and future non-utility subsidiaries.8 Further, Applicants request authorization for the purchasing company in any transaction that is structured as a sale of equity securities or assets to execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S. or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold.9

          In addition, the Applicants request authority to change, at any time and without the need for further authorization by the Commission, the authorized number of shares or classes of shares of capital stock or the par value of any shares of capital stock of Horizon or any Non-Exempt Subsidiary, as deemed appropriate by National or other parent company, provided that, if any Non-Exempt Subsidiary is not wholly owned by Horizon, directly or indirectly, then the consent of all other shareholders has been obtained for such change.10 The Applicants state that the flexibility to adjust the capital structure of Horizon and the Non-Exempt Subsidiaries is needed because the portion of Horizon's or any individual subsidiary's aggregate financing to be effected through the sale of stock to National or to other persons during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. For example, the proposed sale of capital securities may in some cases exceed the then authorized capital stock of such the issuing subsidiary, in which case it would be necessary to amend the charter of such company in order to increase the number of authorized shares. In addition, Horizon or any Non-Exempt Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes or for other corporate purposes.

          1.10  Energy Project Services. Horizon, directly or indirectly through
                -----------------------
any Intermediate Subsidiary, requests authority to provide engineering, operating, maintenance, consulting and other technical support services

-------------------

7    Sections 12(c), 32(g) and 33(c)(1) and Rules 43(b), 45(b), 46(a) and 58, as
     applicable, may exempt many of the transactions described in this paragraph.

8 The Commission has granted similar authority to another holding company. See Entergy Corporation, et al., Holding Co. Act Release No. 27039
     (June 22, 1999), and NiSource Inc., Holding Co. Act Release No. 27265 (Nov. 1, 2000).

9 The Commission has authorized other registered holding companies to carry out future reorganizations of their non-utility businesses without further approval. See Columbia Energy Group, Inc., Holding Co. Act Release
     No. 27099 (Nov. 5, 1999).

10 The Commission has granted similar approvals to other registered holding companies. See Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26,
     1998); and NiSource Inc, Holding Co. Act Release No. 27265 (Nov. 1, 2000).

("Consulting Services") to unaffiliated third parties (including foreign governmental bodies) with respect to energy projects. Such Consulting Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other services. Horizon and Intermediate Subsidiaries request authority to provide such services at market prices in both the United States and foreign countries.11

          1.11  Payment of Dividends Out of Capital and Unearned Surplus and
                ------------------------------------------------------------
Reacquisition of Securities. Horizon and its Non-Exempt Subsidiaries also
---------------------------
request that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve) and/or retire or reacquire any securities that have been issued to an associate company, to the extent permitted under applicable corporate law and any applicable credit or security documents.

          Horizon anticipates that there will be situations in which it or one or more of its Non-Exempt Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend and/or payments to reacquire its own securities would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if Horizon (directly or indirectly through an Intermediate Subsidiary) purchases all of the stock of an Exempt Subsidiary, and following such acquisition, the Exempt Subsidiary incurs non-recourse borrowings some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the Exempt Subsidiary (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to Horizon for possible distribution to National.

          Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of an Exempt Subsidiary, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

          Further, there may be periods during which unrestricted cash available for distribution by Horizon or any subsidiary of Horizon exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.


-------------------

11 The Commission has heretofore authorized non-utility subsidiaries of a registered holding company to sell similarly-defined technical, consulting and operating services to customers both within and outside the United States. See Columbia Energy Group, et al., Holding Co. Act Release
     No. 26498 (March 25, 1996); and Cinergy Corp., Holding Co. Act Release
     No. 26662 (February 7, 1997).

          Finally, even under circumstances in which a subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

          1.12  Certificates of Notification. The Applicants propose to file
                ----------------------------
certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates would be filed within 60 days after the end of each of the first three fiscal quarters, and 90 days after the end of the last fiscal quarter, in which transactions occur, commencing with the report for the first full quarter after the effective date of the order in this proceeding. The Rule 24 certificates will contain the following information for the reporting period:

                (a) A general description of the Development Activities of Horizon or any Intermediate Subsidiary during the quarter and of any EWG or FUCO in which National has acquired, directly or indirectly, an ownership interest during such quarter;12

                (b) Information on any Project Services performed during the quarter, including the name of the company providing and receiving Project Services, the type of services provided, and the total charges, broken down by associate company and indicating whether such charge was at cost or based on fair market value;

                (c) The name, parent company, and amount invested in any new Intermediate Subsidiary during the quarter;

                (d) The amount of any Guarantee issued by Horizon or any Intermediate Subsidiary that is not exempt under Ruler 45(b) and/or Rule 52, as applicable; and

                (e) A balance sheet and income statement for Horizon as of the end of such reporting period.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $7,500.


-------------------

12 Investments in and other activities involving any Rule 58 Subsidiaries of Horizon will be reported in National's quarterly statements on Form U-9C-3.


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


ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          3.1   General. To the extent that Rule 52 would not exempt such
                -------
transactions, Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rule 45(a) thereunder are applicable to any intercompany loan between National, Horizon and any Non-Exempt Subsidiary of Horizon. Also, to the extent that they are not exempt under Rule 52 and/or 45(b), Section 12(b) of the Act and Rule 45(a) are also applicable to the issuance of any Guarantees by Horizon or any Intermediate Subsidiary. Sections 9(a)(1) and 10 of the Act are applicable to the Development Activities and to the sale of Consulting Services to third parties. To the extent such transactions are not otherwise exempt under Sections 32 and 33 and Rules 43, 46 and 58, any reorganization of Horizon and its Non-Exempt Subsidiaries may be subject to Sections 6(a), 7, 9(a), 10, 12(b), 12(c), and 12(f). Sections 6(a)(2) and 7 of the Act are applicable to any change to the capitalization of Horizon or any Non-Exempt Subsidiary of Horizon. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by Horizon or any Non-Exempt Subsidiary and Sections 9(a), 10 and 12(f) of the Act and Rules 42 and 43 thereunder are applicable to the acquisition, retirement or redemption of any securities issued by Horizon or any Non-Exempt Subsidiary to an associate company. Section 13(b) of the Act and Rules 80 - 92 are applicable to the sale of Project Services and goods by Horizon or any Intermediate Subsidiary to any associate company.

          3.2   Compliance with Rules 53 and 54. The transactions proposed
                -------------------------------
herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through
(a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

          Rule 53(a)(1): Currently, National's "aggregate investment" in EWGs and FUCOs is approximately $113,500,000, or approximately 19.44% of National's "consolidated retained earnings" for the four quarters ended June 30, 2001 ($583,737,000).

          Rule 53(a)(2): National will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. National will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of Distribution will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

          Rule 53(a)(4): National will submit a copy of the Application or Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of National's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Distribution.

          In addition, National states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVALS.
          --------------------

          No state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE.
          ---------

          The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. The Applicants request that the Commission's Order be issued as soon as the rules allow, and in any event not later than December 15, 2001, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          A.    EXHIBITS.
                --------

                A  None.

                B  None.

                C  None.

                D  None.

                E  None.

                F  Opinion of Counsel.   (To be filed by amendment).

                G  Proposed Form of Federal Register Notice. (Previously filed).


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


          B     FINANCIAL STATEMENTS.
                --------------------

                FS-1 Balance Sheet of National and consolidated subsidiaries, as of September 30, 2000 (incorporated by reference to the Annual Report on Form 10-K of National for the fiscal year ended September 30, 2000) (File No. 1-3880).

                FS-2 Statements of Income of National and consolidated subsidiaries for the twelve months ended September 30, 2000 (incorporated by reference to the Annual Report on Form 10-K of National for the fiscal year ended September 30, 2000) (File No. 1-3880).

                FS-3 Balance Sheet of National and consolidated subsidiaries, as of June 30, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q of National for the nine months ended June 30, 2001) (File No. 1-3880).

                FS-4 Statements of Income of National and consolidated subsidiaries for the nine months ended June 30, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q of National for the nine months ended June 30,
                      2001) (File No. 1-3880).

                FS-5 Balance Sheet of Horizon and consolidated subsidiaries (unaudited), as of June 30, 2001 (incorporated by reference to Certificate Pursuant to Rule 24 filed August 24, 2001 in File No. 70-8649).

                FS-6 Income Statement of Horizon and consolidated subsidiaries (unaudited) for the three months ended June 30, 2001 (incorporated by reference to Certificate Pursuant to Rule 24 filed August 24, 2001 in File
                      No. 70-8649).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          The matters that are the subject of this Application or Declaration do not involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are proposed herein will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.


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


                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this amended Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                        NATIONAL FUEL GAS COMPANY
                                        HORIZON ENERGY DEVELOPMENT, INC.
                                        HORIZON ENERGY HOLDINGS, INC.

                                        By: /s/  P.C. Ackerman
                                            ------------------------------------
                                        Name:   P.C. Ackerman
                                        Title:  President


Date:    October 26, 2001